Exhibit 99.8
USA Interior Products John Strickland, Sales and Marketing Manager - Interiors 1 October 2009

2 Decade of growth Continue to target share growth in the down market James Hardie Interiors: Performance Trend FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 mmsf

3 Primary product (1/4") EZ Grid(r) is the category leader 1/2" HardieBacker(r) has grown the fastest in its category in recent years Product Life Cycle 1/4" Volume Growth 1/2" Volume Growth Growth by Product

4 Repair & Remodel represents a significant portion of our volume Estimated JHBP Interiors Volume Split End User Segmentation New Construction R&R

5 Big Box same store sales as an index for R&R continues to slide; albeit less than Housing Starts Comparable same store sales decline in "underlayment" category was between 7-10% in Q2 R&R Same Store Comps Quarterly Same Store Sales Growth 2.1% 4.0% 3.6% 5.5% -5.1% -6.6% -7.6% -5.2% -6.2% -8.3% -6.5% -7.9% -8.3% -11.5% -8.6% 3.8% 6.5% 6.2% 7.8% 5.7% 3.3% -4.0% -5.3% -6.3% -2.6% -4.3% -7.6% -8.4% -5.3% -5.9% -9.9% -6.6% -6.9% 0.2% -0.2% -9.5% -15.0% -10.0% -5.0% 0.0% 5.0% 10.0% Q1'05 Q2 Q3 Q4 Q1'06 Q2 Q3 Q4 Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3 Q4 Q1'09 Q2 Home Depot Lowe's

Share Driver

James Hardie

Product Features

¼” Product (substrate for tile floors, especially in wet areas)

- Leading seller
- Greater compressive & flexural strength
- Cement, but lighter & easier to handle than traditional cement boards
- EZ Grid® recessed fastener pattern
- Moldblock Technology™

½” Product (wet area tile substrate designed for wall use)

- Also used on floors when additional height is truly needed
- Lightweight compared to 3’x5’ glass mesh boards
- Smooth surface can also be painted or papered
- Moldblock Technology™
- Superior workability - cuts cleanly and easily

6

7 Advantages vs. Competitive Products The market prefers cement backerboard "All Other" is primarily gypsum-based product Market prefers cement over gypsum for wet area use Cement competition is primarily glass mesh HardieBacker(r) more user friendly vs. glass mesh Share Driver (continued)

8 Company-Level Competitive Advantages Most innovative brand in the business HardieBacker is the next generation cement board Industry innovator (first 1/4" cement board, lightweight formulation, Moldblock(tm), EZ Grid) Track record of proven performance Leadership position Brand strength and market acceptance as the leader Multiple plants manufacturing backerboard; scale/learning curve plus logistics cost advantages Only dedicated sales force in the industry Focused sales approach that competitors do not possess Share Driver (continued)

9 Aligned our Big Box and Pro Interiors sales forces under united regional management 3 regional Interiors Segment Managers collaborating with regional RSMs to drive overall execution Sales coverage focused on large volume metro areas where our share lags our national average Focused on our highest potential market/product opportunities Converting traditional product holdouts (especially 1/2" glass mesh on floors) Continue to convert green board and other gypsum based products used in wet area wall applications Defend our high share position on 1/4" HardieBacker JHBP Sales Channels Big Box Pro Tile Lumber Gypsum Strategic Direction

10 Building share in down, relatively price-sensitive, market Next generation floor/wall products Key Challenges / Opportunities